Exhibit 99.1

Caesarstone Ltd. and its subsidiaries
Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2016	December 31, 2015
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	$106,270	$62,807
Trade receivables, net	63,072	59,185
Other accounts receivable and prepaid expenses	39,484	32,230
Inventories	101,474	95,479

Total current assets	310,300	249,701

LONG-TERM ASSETS:
Severance pay fund	3,403	3,296
Other receivables long-term	7,977	8,603

Total long-term assets	11,380	11,899

PROPERTY, PLANT AND EQUIPMENT, NET	222,818	225,438

OTHER ASSETS	4,546	6,883

GOODWILL	35,656	35,821

Total assets	$584,700	$529,742

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$8,540	$3,241
Trade payables	48,633	46,382
Related party and other loan	3,099	3,251
Accrued expenses and other liabilities	33,065	27,986

Total current liabilities	93,337	80,860

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,070	8,472
Legal settlements and loss contingencies long-term	12,527	11,190
Accrued severance pay	4,265	4,309
Long-term warranty provision	988	934
Deferred tax liabilities, net	14,921	14,767
Share-based payment	-	148

Total long-term liabilities	40,771	39,820

REDEEMABLE NON-CONTROLLING INTEREST	12,939	8,841

EQUITY:
Ordinary shares	371	370
Treasury shares - at cost	(39,430)	-
Additional paid-in capital	146,536	142,765
Accumulated other comprehensive loss	(1,150)	(1,892)
Retained earnings	331,326	258,978

Total equity	437,653	400,221

Total liabilities and equity	$584,700	$529,742

Caesarstone Ltd. and its subsidiaries
Condensed consolidated statements of income

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$134,975	$127,361	$538,543	$499,515
Cost of revenues	83,543	79,143	326,057	299,290

Gross profit	51,432	48,218	212,486	200,225

Operating expenses:
Research and development	713	993	3,290	3,052
Marketing and selling	18,568	15,047	70,343	59,521
General and administrative	9,930	9,599	40,181	36,612
Legal settlements and loss contingencies, net	3,115	(64)	5,868	4,654

Total operating expenses	32,326	25,575	119,682	103,839

Operating income	19,106	22,643	92,804	96,386
Finance expenses, net	1,000	688	3,318	3,085

Income before taxes on income	18,106	21,955	89,486	93,301
Taxes on income	2,790	2,563	13,003	13,843

Net income	$15,316	$19,392	$76,483	$79,458

Net income attributable to non-controlling interest	(248)	(682)	(1,887)	(1,692)
Net income attributable to controlling interest	$15,068	$18,710	$74,596	$77,766
Basic net income per ordinary share	$0.37	$0.53	$2.08	$2.21
Diluted net income per ordinary share	$0.37	$0.53	$2.08	$2.19
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,321,573	35,294,755	34,706,303	35,252,596
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,356,672	35,451,861	34,763,920	35,463,698

Caesarstone Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows (Unaudited)

	Twelve months ended December 31,
U.S. dollars in thousands	2016	2015

Cash flows from operating activities:

Net income	$76,483	$79,458
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,254	22,334
Share-based compensation expense	3,068	2,293
Accrued severance pay, net	(150)	540
Changes in deferred tax, net	(963)	7,051
Capital loss	32	-
Legal settlemnets and loss contingencies, net	5,868	4,654
Compensation paid by a shareholder	266	-
Increase in trade receivables	(4,184)	(2,968)
Decrease (increase) in other accounts receivable and prepaid expenses	(5,617)	(3,069)
Increase in inventories	(5,376)	(15,267)
Increase (decrease) in trade payables	1,424	(8,659)
Increase (decrease) in warranty provision	100	(447)
Increase (decrease) in accrued expenses and other liabilities including related party	2,314	(259)

Net cash provided by operating activities	101,519	85,661

Cash flows from investing activities:

Purchase of property, plant and equipment	(22,943)	(76,495)
Proceeds from sale of property, plant and equipment	22	-
Increase in long term deposits	(452)	(1,228)

Net cash used in investing activities (*)	(23,373)	(77,723)

Cash flows from financing activities:

Dividend paid by subsidiary to non-controlling interest	(243)	-
Changes in short-term bank credit and loans, net	5,157	3,241
Repayment of a financing leaseback related to Bar-Lev transaction	(1,100)	(1,092)
Purchase of treasury shares at cost	(39,430)	-

Net cash provided by (used in) financing activities	(35,616)	2,149

Effect of exchange rate differences on cash and cash equivalents	933	(1,607)

Increase in cash and cash equivalents and short-term bank deposits	43,463	8,480
Cash and cash equivalents and short-term bank deposits at beginning of the period	62,807	54,327

Cash and cash equivalents and short-term bank deposits at end of the period	$106,270	$62,807

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(403)	(4,389)

(*) Cash used in investing activities does not include changes in bank deposits as such balance is included in the "cash and cash equivalents and short term bank deposits" line at the beginning and end of the period.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2016	2015	2016	2015
	(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$15,316	$19,392	$76,483	$79,458
Finance expenses, net	1,000	688	3,318	3,085
Taxes on income	2,790	2,563	13,003	13,843
Depreciation and amortization	7,211	6,706	28,254	22,334
Legal settlements and loss contingencies, net (a)	3,115	(64)	5,868	4,654
Compensation paid by a shareholder (b)	-	-	266	-
Share-based compensation expense (c)	535	1,147	3,068	2,293
Adjusted EBITDA (Non-GAAP)	$29,967	$30,432	$130,260	$125,667

(a)	Consists of legal settlements expenses and loss contingencies, net, related to silicosis claims.
(b)	One time bonus paid by a shareholder to Company's employees.
(c)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company.
In addition, includes expenses for phantom awards granted and related payroll expenses as a result of exercises.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2016	2015	2016	2015
	(Unaudited)
Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:

Net income attributable to controlling interest	$15,068	$18,710	$74,596	$77,766
Legal settlements and loss contingencies, net (a)	3,115	(64)	5,868	4,654
Compensation paid by a shareholder (b)	-	-	266	-
Share-based compensation expense (c)	535	1,147	3,068	2,293
Tax adjustment (d)	-	-	(1,158)	-
Total adjustments	3,650	1,083	8,044	6,947
Less tax on non-tax adjustments (e)	572	104	1,456	1,031
Total adjustments after tax	3,078	979	6,588	5,916

Adjusted net income attributable to controlling interest (Non-GAAP)	$18,146	$19,689	$81,184	$83,682
Adjusted diluted EPS (f)	$0.53	$0.55	$2.33	$2.36

(a)	Consists of legal settlements expenses and loss contingencies, net, related to silicosis claims.
(b)	One time bonus paid by a shareholder to Company's employees.
(c)
Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(d)	Tax adjustment as a result of tax settlement with the Israeli tax authorities.
(e)	Tax adjustments for the three and twelve months ended December 31, 2016 and 2015 were based on the effective tax rates for these periods, respectively.
(f)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region (Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2016	2015	2016	2015

USA	$54,963	$56,549	$222,597	$223,341
Australia (incl. New Zealand)	36,062	30,687	130,910	110,290
Canada	21,460	17,879	85,740	70,739
Israel	9,816	9,592	42,545	39,645
Europe	5,199	5,479	25,606	23,948
Rest of World	7,475	7,176	31,145	31,552
	$134,975	$127,361	$538,543	$499,515